FORM 6-K/A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated March 11, 2010

Commission File Number 1-15148

BRF—BRASIL FOODS S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 11, 2010

		By:	/s/ Leopoldo Viriato Saboya

Name: Leopoldo Viriato Saboya
Title: Financial and Investor Relations Director

Explanatory Note

This report on Form 6-K/A amends and restates in its entirety the Exhibits 99.1, 99.2 and 99.4 (now 99.3) of the Form 6-K, SEC Accession No. 0001104659-10-011194 (the “Original Form 6-K”) filed by the registrant on March 2, 2010. This report on Form 6-K/A is identical to the Original Form 6-K, except that this report also includes a copy of the 4Q09 Management Report and Opinion of the Fiscal Council in Exhibit 99.1 and replaces Attachment II from the Original Form 6-K Exhibits 99.2 and 99.4 with the Attachment II contained in Exhibits 99.2 and 99.3 hereof.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Financial Statements, year ended December 31, 2009 and 2008, with independent auditors’ report

99.2	DFP, December 31, 2009

99.3	Management Report—2009, February 2010